UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                           PARAGON TRADE BRANDS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    69912K206
                                 (CUSIP Number)

                                DAVID C. MARIANO
                        WELLSPRING CAPITAL MANAGEMENT LLC
                           620 FIFTH AVENUE, SUITE 216
                             NEW YORK, NY 10020-1579
                                 (212) 332-7555
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             JUDITH R. THOYER, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                                JANUARY 17, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       Continued on the following page(s)
                                Page 1 of 8 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Wellspring Capital Partners II, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                7       SOLE VOTING POWER
           NUMBER OF                    none
            SHARES
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     none
             EACH
           REPORTING            9       SOLE DISPOSITIVE POWER
            PERSON                      none
             WITH
                                10      SHARED DISPOSITIVE POWER
                                        none

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         none

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON*
         PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         PTB Acquisition Company, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                7       SOLE VOTING POWER
           NUMBER OF                    none
            SHARES
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     none
             EACH
           REPORTING            9       SOLE DISPOSITIVE POWER
            PERSON                      none
             WITH
                                10      SHARED DISPOSITIVE POWER
                                        none

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         none

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Wellspring Capital Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                7       SOLE VOTING POWER
           NUMBER OF                    none
            SHARES
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     none
             EACH
           REPORTING            9       SOLE DISPOSITIVE POWER
            PERSON                      none
             WITH
                                10      SHARED DISPOSITIVE POWER
                                        none

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         none

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON*
         OO; IA

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Greg S. Feldman (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

                                7       SOLE VOTING POWER
           NUMBER OF                    none
            SHARES
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     none
             EACH
           REPORTING            9       SOLE DISPOSITIVE POWER
            PERSON                      none
             WITH
                                10      SHARED DISPOSITIVE POWER
                                        none

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         none

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON*
         IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         -------------------------------

                  The undersigned hereby amend the statement on Schedule 13D, dated February 7, 2000, , as amended by Amendment No. 1 to the statement dated December 3, 2001 (as amended, the "Statement"), filed by the undersigned relating to the common stock, par value $.01 (the "Common Stock"), of Paragon Trade Brands, Inc., a Delaware corporation ("Paragon"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Item 4.  PURPOSE OF TRANSACTION.

                  Item 4 of the Statement is hereby amended to add the following additional paragraph at the end of the disclosure contained in such Item:

                  "On January 17, 2002, the Stock Sale and the Merger contemplated by the Sale Agreement were consummated. Pursuant to the Stock Sale, Acquisition purchased from PTBA and the other Sellers all of their respective shares of Paragon Common Stock. As a result, neither PTBA nor any other Reporting Person covered by the Statement holds any shares of Paragon Common Stock."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  The response set forth in Item 5 of Schedule 13D is hereby amended as follows:

                  (i)      by adding the following after the first paragraph of
(a) and (b):

                  "As set forth above, as of January 17, 2002, the Reporting Persons beneficially owned 0 shares of Common Stock, representing 0% of outstanding Common Stock."

                  (ii) by deleting the response to (c) of Item 5 in its entirety and replacing it with the following:

                  "Except as set forth above, no person identified in Item 2 hereof has effected any transaction in the Common Stock during the 60 days preceding January 17, 2002."

                  (iii) by adding the following after the first sentence of the response to (d) of Item 5:

                  "Pursuant to the Sale Agreement, on January 17, 2002, CIP and Ontario sold to Acquisition all of their shares of Paragon Common Stock."

                  (iv) by deleting the response to (e) of Item 5 in its entirety and replacing it with the following:

                  "The Reporting Persons ceased to be the beneficial owner of more than five percent of the applicable class of securities on January 17, 2002."

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2002

                                   PTB ACQUISITION COMPANY, LLC


                                   By:  /s/ David C. Mariano
                                        ---------------------------------------
                                        Name:   David  C. Mariano
                                        Title:  President and Treasurer



                                   WELLSPRING CAPITAL PARTNERS II, L.P.

                                   By:  Wellspring Associate II, LLC,
                                        its general partner


                                   By:  /s/ Greg S. Feldman
                                        ---------------------------------------
                                        Name:   Greg S. Feldman
                                        Title:  Managing Member



                                   WELLSPRING CAPITAL MANAGEMENT, LLC


                                   By:  /s/ Greg S. Feldman
                                        ---------------------------------------
                                        Name:   Greg S. Feldman
                                        Title:  Managing Member



                                            /s/ Greg S. Feldman
                                   --------------------------------------------
                                                Greg S. Feldman